[Letterhead of Olshan Grundman Frome Rosenzweig & Wolosky LLP]

November 23, 2005

VIA EDGAR AND FAX

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Division Of Corporation Finance
Mail Stop 4561
Attention:  Assistant Director Barbara C. Jacobs

Re:	Tidel Technologies, Inc.
Preliminary Proxy Statement on Schedule 14A
Originally filed on October 28, 2005

Form 10-K for the years ended 2004 and 2003
Forms 10-Q for the periods ended December 31, 2004,
March 31 and June 30, 2005

Dear Assistant Director Jacobs:

We acknowledge receipt of your comment letter dated today, November 23, 2005 (the “Comment Letter”) with regard to the above-referenced matter. We have reviewed the Comment Letter with Tidel Technologies, Inc. (the “Company”) and provide the following response on its behalf. Capitalized terms used herein and not separately defined have the meanings given to them in the Preliminary Schedule 14A.

We note your reminder that all correspondence with the Staff must be filed via EDGAR.

In response to you first comment, we attach as Annex I hereto revised internal controls language for the Company’s 2003/2004 Form 10-K. If you consider the attached revised language responsive, the Company will wish to file an amended 2003/04 Form 10-K and Forms 10-Q for the last three quarters on Friday, November 25 (or as soon as practicable thereafter) containing this language. Thank you for your assistance with is matter.

Sincerely,

/s/ Adam W. Finerman

cc:	Mark K. Levinick
Robert D. Peltier

ITEM 9A.	CONTROLS AND PROCEDURES
(a)  Evaluation of Disclosure Controls and Procedures

Mark K. Levenick, our Interim Chief Executive Officer, and Robert D. Peltier, our Interim Chief Financial Officer, have evaluated the effectiveness of the design and operation of our “disclosure controls and procedures”, as such term is defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). James T. Rash was Chief Executive and Chief Financial Officer during the fiscal years ended 2002, 2003 and 2004. Mr. Rash died on December 19, 2004. Mr. Levenick was appointed Interim Chief Executive Officer on December 22, 2004. During fiscal years 2002, 2003 and 2004, Mr. Levenick served as Chief Operating Officer and Director of the Company, and President and Chief Executive Officer of Tidel Engineering, L.P., the Company’s principal operating subsidiary. In February 2005, Mr. Robert D. Peltier joined the Company as Interim Chief Financial Officer, having had no prior affiliation with the Company. Mr. Peltier began his assessment of disclosure controls and internal controls without having ever been in a position of active management or knowledge over transactions during fiscal years 2002, 2003 or 2004.

In conducting our evaluation of disclosure controls and procedures, our Chief Executive Officer and our Chief Financial Officer made inquiries with accounting, administrative and operational personnel and reviewed the historical facts, including the Company’s failure to file its periodic reports on a timely basis. Our Chief Executive Officer and our Chief Financial Officer noted that the Company had failed to file any periodic report required to be filed under the Exchange Act from September 30, 2002 to February 1, 2005, on which date we filed our Form 10-K for the fiscal year ended September 30, 2002, which was more than two years late. Furthermore, it was noted that this Form 10-K for the fiscal years ended September 2003 and 2004, and the Company’s Forms 10-Q for the quarterly periods ended December 31, 2004 and March 31, 2005 were filed on August 1, 2005, were each at least several months delinquent. In their evaluation, our Chief Executive Officer and our Chief Financial Officer noted that the Company’s periodic reporting failure was caused by (1) limited financial and personnel resources at the times such forms were due that restricted our ability to compile our financial statements and cause such statements to be reviewed and/or audited by an independent registered public accounting firm when such forms were due and (2) the prolonged illness and death of our former Chairman, Chief Executive Officer and Chief Financial Officer during the year ended December 31, 2004. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company had a significant deficiency in its disclosure controls and procedures related to timely periodic reporting and such controls and procedures were not effective as of the end of the years ended September 30, 2003 and 2004.

In February 2005, in order to remedy this deficiency the Company began implementing new disclosure controls and procedures, which consisted of: (1) the hiring of a new Chief Financial Officer to oversee the Company’s financial reporting process, (2) the establishment of a reporting timetable to file all delinquent reports by August 1, 2005 and return to timely periodic reporting by August 19, 2005, which was submitted and approved by our Board of Directors and (3) the establishment of new guidelines for completion of periodic accounting and reporting tasks. Such implementation was completed by August 19, 2005, at which time we resumed the timely filing of our periodic reports. As of August 19, 2005, our Chief Executive Officer and our Chief Financial Officer believe that this significant deficiency has been remedied.

In addition, in a report to the Audit Committee of the Board of Directors of the Company dated July 28, 2005, the Company’s independent registered public accountants noted that the following significant deficiencies in our internal controls and procedures were discovered during the course of their audit: (1) established credit policies were overridden on occasion by executive management based on their business judgment at that time, (2) bookkeeping at the corporate level was not administrated on a timely basis during 2003 and 2004 and (3) the Company’s accounts payable supervisor had access to the check signature and the ability to prepare check runs without proper review prior to distribution. In examining the significant deficiencies, both the Company and our independent registered public accountants performed expanded reviews of our procedures and mitigating controls to determine whether such deficiencies constituted a material weakness. In the expanded reviews, both the Company and our independent registered public accountants noted the following controls were in place prior to the audit of our financial statements for the fiscal years ended September 30, 2003 and 2004: (1) Management of the Company consistently performed weekly and monthly reviews of actual and budgeted results during the periods, (2) the Audit Committee of the Board of Directors of the Company provided additional oversight with respect to financial reporting beginning immediately after the death of our Chief Executive and Chief Financial Officer in December 2004, and (3) the Company hired a new Chief Financial Officer in February 2005 to oversee the Company’s financial reporting process. We collectively concluded that since such additional controls were in place the Company was able to conclude ~~effective such~~ that none of the deficiencies constituted a material weakness that resulted in more than a remote likelihood that a material misstatement of the annual or interim financial statements would not be prevented or detected. Further, the report of the independent registered public accountants indicated no inappropriate or unauthorized activity during the periods reviewed.

In August 2005, the Company began implementing revised internal controls and procedures to correct the significant deficiencies in our internal controls and procedures noted by our independent registered public accountants, which consisted of: (1) the establishment of new credit approval policies, including Board-level approval for certain amounts, (2) the establishment new guidelines for timely administration of bookkeeping tasks at the corporate level, including the implementation of monthly, quarterly and annual closing schedules and (3) removal of check signature access from the Company’s accounts payable supervisor. Such implementation was completed by August 30, 2005, and as of that date our Chief Executive Officer and our Chief Financial Officer believe that these significant internal controls and procedures deficiencies no longer exist.

A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affect the entity’s ability to authorize, initiate, record, process or report external financial data reliably in accordance with generally accepted accounting principles in the United States such that there is more than a remote likelihood that a misstatement of the entity’s annual or interim financial statements that is more than inconsequential will not be prevented or detected.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations on all control systems, no evaluation of controls can provide absolute assurance that all errors, control issues and instances of fraud, if any, with a company have been detected. The design of any system of controls is also based in part on certain assumptions regarding the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Our Chief Executive Officer and our Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective at this reasonable assurance level as of August 19, 2005.

(b)  Changes in internal control over financial reporting

Following the evaluations discussed above and the identification of significant deficiencies, the Company took the actions and implemented the procedures described above. There were no changes in our internal control over financial reporting that occurred in the quarter ending September 30, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.